Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: May 19, 2025

180 DEGREE CAPITAL CORP. ISSUES Q1 2025 SHAREHOLDER LETTER

May 19, 2025 – Montclair, NJ – 180 Degree Capital Corp. (NASDAQ:TURN) today issued the following Q1 2025 Shareholder Letter:

Fellow Shareholders,

As discussed in our press release issued on April 14, 2025, we ended the first quarter of 2025 with a net asset value per share (“NAV”) of $4.42. We are pleased with our performance in Q1 2025, that we believe favorably positions 180 Degree Capital as we continue to make progress on the steps required to complete our proposed Business Combination with Mount Logan Capital Inc. (“Mount Logan”). For those of you who may not have had a chance to listen to our joint call with the team from Mount Logan or to review the presentation deck that summarizes the proposed transaction, both can be found at https://ir.180degreecapital.com/ir-calendar/detail/2908/180-degree-capital-and-mount-logan-capital-proposed-merger. Our excitement for the potential of this transaction to create value for our shareholders has only grown since we announced this proposed Business Combination and conducted this joint call.

We noted in a press release issued on May 7, 2025, that we filed an amended preliminary joint proxy statement/prospectus on Schedule 14A with the Securities and Exchange Commission (“SEC”) regarding our proposed Business Combination with Mount Logan includes Mount Logan’s financial statements which were prepared in accordance with accounting principles generally accepted in the US, or US GAAP. The conversion of Mount Logan’s financial statements from International Financial Reporting Standards, or IFRS, to US GAAP is an important milestone as now we are in a position to be able to speak freely with current and potential investors regarding historical financial performance and apples-to-apples comparisons of Mount Logan to its publicly traded peers. This conversion to US GAAP also resulted in favorable improvements in historical financial metrics, including an increase in Mount Logan’s reported fee-related earnings in 2024 under IFRS to approximately $9.1 million under US GAAP, and an increase in the reported shareholder equity value of Mount Logan as of December 31, 2024, under IFRS to approximately $104.1 million under US GAAP.

We believe that the availability of Mount Logan’s US GAAP financial statements will add to the strong indications of support we have received from initial conversations with our shareholders following the filing of our initial joint proxy statement/prospectus in late March 2025. We believe our investors who have signed voting agreements and/or provided indications of support already understood the potential that we believe exists to create significant value for shareholders of 180 Degree Capital through this Business Combination even before Mount Logan’s US GAAP financial statements were available. We appreciate all of this support and patience as we move steadily through the SEC review process, toward the start of soliciting votes, and the ultimate goal of the completion of our proposed Business Combination.

As mentioned earlier, our belief about the potential of our proposed Business Combination to create significant shareholder value for 180 Degree Capital shareholders has only grown stronger since our initial announcement in January 2025. This belief is amplified by numerous significant shareholders who have voiced their support for our proposed Business Combination to us, as well as new shareholders who were drawn to invest in 180 Degree Capital based on what we believe to be a shared view that our proposed Business Combination is a unique opportunity for future value creation. We continue to believe that converting to an operating company will make 180 Degree Capital’s net asset value a floor for our stock price rather than the ceiling as it is for most closed-end funds. The pro forma combination of our businesses, based on 180 Degree Capital’s net asset value and Mount Logan’s equity value, respectively as of December 31, 2024, less estimated merger-related expenses and other estimated adjustments, yields a combined entity with an estimated shareholder equity value of nearly $140 million. While the ultimate ratio of ownership between 180 Degree Capital and Mount Logan shareholders will be based on 180 Degree Capital’s net asset value at closing of the Business Combination, if the transaction closed on December 31, 2024, the portion of this equity value ascribed to 180 Degree Capital shareholders would equate to more than 180 Degree Capital’s net asset value as of that date. This fact is only one of the multitude of reasons we are so excited about this proposed transaction and its potential opportunity to create meaningful value for 180 Degree Capital’s shareholders.

To remind everyone of our original views and comments included in our Q4 2024 Shareholder Letter issued on February 14, 2025, Mount Logan has the following attributes that we believe will provide value to 180 Degree Capital shareholders:

•Mount Logan has what we believe to be an outstanding management team comprised of its CEO, Ted Goldthorpe, its Co-Presidents, Matthias Ederer and Henry Wang, and its CFO, Nikita Klassen;

•Mount Logan’s asset management platform has approximately $2.4+ billion of assets under management (as of September 30, 2024) that we believe generates predictable fee revenue that can be used to benefit the growth of the combined company and its shareholders;

•Mount Logan has operational leverage and unique investment access through its association with BC Partners, a leading global private equity and credit firm;

•Mount Logan is focused on what we believe is the fast-growing market of private credit;

•We believe that Mount Logan remains undiscovered by the majority of investors due to it being listed on the Cboe Canada exchange rather than a US national exchange; and

•We believe Mount Logan is significantly undervalued by public market investors.

For 35 years, I have been a value investor attempting to uncover great companies that I believe are trading below their intrinsic value. As we spent more time with Ted and his colleagues over the past 10 months, it became abundantly clear to us that: 1) we believe Mount Logan is one of these great undiscovered and undervalued companies and 2) the combination of our two companies has the potential to unlock substantial value for 180 Degree Capital shareholders by:

1.Providing a path to a combined entity that, based on combined shareholder equity as of December 31, 2024, and an estimated distribution of ownership as of the date of the announcement of the Business Combination, would result in 180 Degree Capital shareholder’s portion of the combined shareholder equity being higher than our NAV as of the date of signing of the definitive agreement on January 16, 2025, and as of March 31, 2025.

For those of our investors who feel more comfortable assessing value based on net asset value/book value, we note that publicly traded comparable companies to what would be our combined company often trade at multiples of book value rather than discounts. For those investors who are comfortable or more interested in valuing based on operating company metrics, we believe the valuation of our combined business will be based on a multiple of fee-related revenues attributed to earnings from the management of permanent and semi-permanent capital vehicles. Other similar businesses commonly trade at significantly higher multiples of operating metrics than the multiple implied by the value of Mount Logan set by the terms of our proposed Business Combination.

2.Changing to an asset-light operating company that leverages an association with BC Partners enables economies of scale that are not possible at 180 Degree Capital’s current size; and

3.Substantially increasing the available capital for us to be able to leverage our relationships with small and microcapitalization public companies, to develop capital structure solutions that seek to unlock value and generate favorable risk-adjusted returns.

As the table below shows, we believe our shareholders have benefited from our ability to generate positive returns on our investments since we took over management of 180 Degree Capital. These returns were offset by material declines in the legacy private portfolio that we inherited.

Public Portfolio Contribution to Change in NAV (Q4 2016-Q1 2025)	Legacy Private Portfolio Contribution to Change in NAV (Q4 2016-Q1 2025)
+$3.35/share	-$2.41/share

	TURN Public Portfolio Gross Total (Excluding SMA Carried Interest)	TURN Public Portfolio Gross Total (Including SMA Carried Interest)	Change in NAV	Change in Stock Price	Russell Microcap Index	Lipper Peer Group Average
Inception to Date Q4 2016 – Q1 2025	+198.7%	+218.3%	-37.0%	-4.1%	+44.3%	+66.1%

On a relative basis, our gross total return for Q1 2025 of +4.5% compares favorably to the –14.4% total return for the Russell Microcap Index.1 The difference between our gross total return and our net total return, or change in NAV, of -4.7% to $4.42 as of March 31, 2025, was primarily the result of expenses related to our Business Combination, including almost $300,000 in additional professional fees resulting from the public efforts to derail our proposed Business Combination. Our day-to-day operating expenses declined by over 30% from Q1 2024.
Public Portfolio Performance in Q1 2025
The slide below shows the basis for our investment performance in Q1 2025:

Ticker Symbol	Shares Owned @ 12/31/24	Net Shares Purchased (Sold) During Quarter	Shares Owned @ 3/31/25	Value @ 12/31/24	Cash (Invested) Received from Sales / Dividends	Value @ 3/31/25	Value + Cash Received	Total Q/Q Net Change	% Change
ACNT	377,750	(10,890)	366,860	$4,223,245	$133,731	$4,644,448	$4,778,179	$554,934	13.1%
AREN	992,992	0	992,992	$1,330,609	$0	$1,717,876	$1,717,876	$387,267	29.1%
AVNW	0	10,200	10,200	$0	($210,768)	$195,534	$195,534	($15,234)	(7.2%)
BCOV	1,053,580	(1,053,580)	0	$4,583,073	$4,688,431	$0	$4,688,431	$105,358	2.3%
CVGI	410,000	0	410,000	$1,016,800	$0	$471,500	$471,500	($545,300)	(53.6%)
IVAC	1,046,597	(1,046,597)	0	$3,558,430	$4,293,141	$0	$4,293,141	$734,711	20.6%
LTRX	656,139	12,572	668,711	$2,703,293	($34,949)	$1,665,090	$1,665,090	($1,073,151)	(39.2%)
MAMA	0	20,000	20,000	$0	($122,552)	$130,200	$130,200	$7,648	6.2%
PBPB	1,091,206	0	1,091,206	$10,279,161	$0	$10,377,369	$10,377,369	$98,209	1.0%
PBPB/WS	80,605	0	80,605	$351,558	$0	$327,256	$327,256	($24,301)	(6.9%)
RFIL	472,506	0	472,506	$1,847,498	$0	$2,216,053	$2,216,053	$368,555	19.9%
SCOR	400,451	0	400,451	$2,338,634	$0	$2,751,098	$2,751,098	$412,465	17.6%
SNCR	854,788	0	854,788	$8,205,965	$0	$9,308,641	$9,308,641	$1,102,677	13.4%

SNCR-RS	12,000	12,000	24,000	$103,665	$0	$222,784	$222,784	$119,119	114.9%
Total Other				$0	($193,561)	$185,350	$185,350	($8,211)	(4.2%)
Total Public Portfolio				$40,541,931	$8,553,473	$34,213,199	$43,328,502	$2,224,746
Public Portfolio Gross Total Return (Excluding Carried Interest from SMA)									4.5%
Public Portfolio Gross Total Return (Including Carried Interest from SMA)									4.5%

I, as the largest individual shareholder of 180 Degree Capital, and Daniel as a top-ten shareholder, could not be more excited about the future of the combined entity. We are not the only ones who understand the potential for value creation from this Business Combination. Some of our largest shareholders have signed either voting agreements or non-binding indications of support, that when combined with ownership of management and the board, account for approximately 27% of our outstanding shares in the aggregate. We appreciate the time and consideration these shareholders spent to understand the merits of this proposed Business Combination and their support for it. We also appreciate the time and interest of new shareholders who have become interested in 180 Degree Capital’s common stock because of the proposed Business Combination.

We believe the proposed Business Combination to be the best opportunity to build value for all shareholders of 180 Degree Capital. We believe strongly in its future under the leadership of Ted and his colleagues. I have been an investor in the public markets for 35 years, during which time investors entrusted me with billions of dollars of capital. We are interested in building true value for shareholders over the short and long term. We believe this combination achieves both of these objectives. We look forward to discussing these updates to our preliminary joint proxy statement/prospectus and to having robust conversations with all of our current and potential future shareholders. Feel free to reach out to us at any time and thank you, as always, for your support.

All the best,

Kevin M. Rendino
Chairman and Chief Executive Officer

The table below summarizes 180 Degree Capital’s performance over periods of time through the end of Q1 20251:

	Quarter	1 Year	5 Year	Inception to Date
	Q1 2025	Q1 2024- Q1 2025	Q1 2020- Q1 2025	Q4 2016- Q1 2025
TURN Public Portfolio Gross Total Return (Excluding SMA Carried Interest)	4.5%	5.6%	-6.8%	198.7%
TURN Public Portfolio Gross Total Return (Including SMA Carried Interest)	4.5%	0.8%	43.8%	218.3%

Change in NAV	-4.7%	-14.3%	-30.5%	-37.0%

Change in Stock Price	8.2%	-7.5%	-2.6%	-4.1%

Russell Microcap Index	-14.4%	-7.0%	76.1%	44.3%
Russell Microcap Growth Index	-17.8%	-5.0%	43.5%	29.6%
Russell Microcap Value Index	-11.3%	-6.0%	106.7%	57.7%
Russell 2000 Index	-9.5%	-4.0%	86.2%	65.3%
Lipper Peer Group	-10.1%	-6.6%	113.2%	66.1%

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the proposed Business Combination, 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, Mount Logan Capital Inc. (“New Mount Logan”) plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 14, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://www.sedarplus.com. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This letter and the materials accompanying it, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common stock or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1. Past performance is not an indication or guarantee of future performance. Gross unrealized and realized total returns of 180 Degree Capital's cash and securities of publicly traded companies are compounded on a quarterly basis, and intra-quarter cash flows from investments in or proceeds received from privately held investments are treated as inflows or outflows of cash available to invest or withdrawn, respectively, for the purposes of this calculation. 180 Degree Capital is an internally managed registered closed-end fund that has a portion of its assets that are fair valued on a quarterly basis by the Valuation Committee of its Board of Directors, and 180 Degree Capital does not have an external manager that is paid fees based on assets and/or returns. Please see 180 Degree Capital's filings with the SEC, including its 2024 Annual Report on Form N-CSR for information on its expenses and expense ratios.